Filed by Cardiac Science, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: CSQ Holding Company
Registration No. 333-124514

NEWS RELEASE for August 1, 2005 at 8:00 am EDT

Contact:	Rene Caron (Investors)	Roderick de Greef
	Len Hall (Media)	Chief Financial Officer
	Allen & Caron Inc	Cardiac Science, Inc.
	(949) 474-4300	(949) 797-3800
	rene@allencaron.com	rdegreef@cardiacscience.com
len@allencaron.com

SPECIAL MEETING OF CARDIAC SCIENCE STOCKHOLDERS REGARDING PROPOSED MERGER WITH QUINTON CARDIOLOGY SYSTEMS
SCHEDULED FOR AUGUST 31, 2005

CSQ Holding Company’s Registration Statement on Form S-4 Declared Effective by Securities and Exchange Commission

IRVINE, CA (August 1, 2005) . . . Cardiac Science, Inc. (Nasdaq: DFIB), a leading manufacturer of life-saving automatic public-access defibrillators (AEDs), announced today that the Securities and Exchange Commission (SEC) has declared effective CSQ Holding Company’s registration statement on Form S-4 related to the Cardiac Science proposed merger with Bothell, WA-based Quinton Cardiology Systems, Inc. (Nasdaq: QUIN). The action by the SEC will allow for stockholders of the companies to vote on the proposed merger at their respective special meetings. CSQ Holding Company is a newly-formed corporation that has been established to facilitate the merger of Quinton and Cardiac Science.

A definitive joint proxy statement/prospectus is expected to be mailed on or about August 3, 2005 to Cardiac Science stockholders of record as of the close of business on July 14, 2005. Cardiac Science stockholders as of the record date will be entitled to vote on the proposed merger at a special meeting of stockholders to be held at 10:00 a.m., Pacific Time, on August 31, 2005, at the Newport Beach, CA offices of Stradling Yocca Carlson & Rauth.

About Cardiac Science
Cardiac Science develops, manufactures and markets a complete line of Powerheart® brand, automatic public access defibrillators (AEDs), and offers comprehensive AED/CPR training and AED program management services that facilitate successful deployments. The company makes the Powerheart® CRM® the only FDA-cleared therapeutic patient monitor that instantly and automatically treats hospitalized cardiac patients who suffer life-threatening heart rhythms. Cardiac Science also manufactures its AED products on a private label basis for other leading medical companies such as Nihon Kohden (Japan), Quinton Cardiology Systems and GE Healthcare. For more information please visit www.cardiacscience.com or call 1.949.797.3800.

Where to Find Additional Information about the Merger
Under the terms of the merger agreement, the parties have formed a new corporation, CSQ Holding Company, and two wholly-owned acquisition subsidiaries of CSQ Holding Company that will merge with and into Quinton and Cardiac Science, respectively. As part of the proposed transaction, Quinton will also merge into CSQ Holding Company. CSQ Holding Company has filed a definitive joint proxy statement/prospectus in connection with the proposed merger transaction.  Investors and security holders are urged to read the definitive joint proxy statement/prospectus carefully when it becomes available because it will set forth important information about the proposed transaction.  Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov.  In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Cardiac Science by contacting Cardiac Science Investor Relations at (949)-474-4300.

Cardiac Science and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Cardiac Science in connection with the proposed merger transaction.  Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus of Cardiac Science and Quinton described above.  Additional information regarding the directors and executive officers of Cardiac Science is also included in Cardiac Science’s Annual Report on Form 10-K for the year ended December 31, 2004, which was filed with the Securities and Exchange Commission on or about March 16, 2005.  This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Cardiac Science by contacting Cardiac Science Investor Relations at (949) 474-4300.

This press release includes forward-looking statements. These statements may be identified by the use of forward-looking terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "potential," "predict," "should," or "will," or the negative thereof or other variations thereon or comparable terminology. Cardiac Science has based these forward-looking statements on the current expectations, assumptions, estimates and projections. These expectations, assumptions, estimates and projections, while reasonable, are forward-looking statements and are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. Certain factors, including those discussed in Cardiac Sciences' Annual Report on Form 10-K for the year ended December 31, 2004, under the heading "Risk Factors," may cause the actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. We do not undertake any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments.

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